EX-99.1

Amira Nature Foods Ltd Announces Change in Certifying Accountant

DUBAI – April 14, 2014 – Amira Nature Foods Ltd (the “Company”; NYSE: ANFI), a leading global provider of packaged Indian specialty rice, announced today that the Audit Committee of its Board of Directors engaged Deloitte Haskins & Sells LLP (“Deloitte”) as the Company’s independent auditors, effective April 14, 2014. Deloitte will commence work immediately to audit the Company’s financial results for the fiscal year ended March 31, 2014.

The decision by the Company’s Audit Committee to engage Deloitte was made as a result of a mutual agreement with Grant Thornton India LLP (“GT India”) that GT India could not continue as the Company’s independent accounting firm. In March 2014, it was determined that two directors of the Company’s wholly owned non-operating subsidiary Amira Nature Foods Ltd. (Mauritius) had affiliations that were inconsistent with Rule 2-01 of Regulation S-X. Prior to such determination, the Company did not believe there were any issues relating to GT India’s independence. GT India therefore tendered its resignation on April 4, 2014.

The reports of GT India on the Company’s consolidated financial statements as of and for the years ended March 31, 2013 and 2012 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. Those reports have not been withdrawn or modified.

In addition, for the years ended March 31, 2013 and 2012 and through April 4, 2014, there were no (a) disagreements with GT India on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to GT India’s satisfaction, would have caused GT India to make reference to the subject matter thereof in connection with its reports for such years; or (b) reportable events that would be required to be described under Item 16F(a)(1)(v) of Form 20-F in connection with the Company’s annual report on Form 20-F.

Additional information on this announcement can be found in the Company’s Form 6-K filed today with the Securities and Exchange Commission.

About Amira Nature Foods

Founded in 1915, Amira has evolved into a leading global provider of packaged Indian specialty rice, with sales in over 40 countries today. Amira sells Basmati rice, which is a premium long-grain rice grown only in certain regions of the Indian sub-continent, under their flagship Amira brand as well as under other third party brands. Amira sells its products primarily in emerging markets through a broad distribution network. Amira’s headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, the United Kingdom, and the United States. For more information please visit www.amira.net

Cautionary Note on Forward-Looking Statements

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the growth of our business, expansion into new geographic markets, maintaining and expanding our relationship with key retail partners, the financial impact of new sales contracts on our revenue, our plan to make significant capital expenditure, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to penetrate and increase the acceptance of our product in new geographic markets; to perform our agreements with customers and further develop our relationships with key retail partners; our ability to recognize revenue from our contracts; continued competitive pressures in the marketplace; our reliance on a few customers for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward looking statements as predictions of future events. Except as required under the securities laws of the United States, we undertake no obligation to update any forward-looking or other statements herein to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

Contact

ICR
Katie Turner, 646.277.1200